LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

 Admitted in California

Tuesday, April 26, 2005

Via Edgar and Facsimile Transmission

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. Edward M. Kelly, Senior Counsel

RE:

Safer Residence Corporation

Form SB-2 Amendment No. 3 filed on April 26, 2005

File Number: 333-120926

Dear Mr. Kelly:

This letter shall serve as the formal request of Safer Residence Corporation that the effective date of the Registration Statement on Form SB-2 identified above be accelerated to be effective as of noon, Eastern Standard Time, Wednesday, May 4, 2005, or as soon thereafter as is practicable.

Safer Residence Corporation hereby advises that it is aware of its obligations under the Securities Act of 1933.

This request is made on the basis that all requests and comments made by your office pertaining to the Registration Statement have been fully responded to and the appropriate revisions to the Registration Statement have been made and filed.

Sincerely,

        /s/ W. Scott Lawler

W. Scott Lawler, Esq.